UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 15, 2018
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on May 15, 2018, entitled "Annual general meeting approved dividend for fourth quarter 2017 and new company name".

Annual general meeting approved dividend for fourth quarter 2017 and new company name

On 15 May 2018, the annual general meeting (AGM) of shareholders in Statoil ASA (OSE: STL, NYSE: STO) approved the annual report and accounts for Statoil ASA for 2017, as proposed by the board of directors.

The annual accounts and the annual report for Statoil ASA and the Statoil group for 2017 were approved, and a dividend of USD 0.23 per share will be distributed for the fourth quarter of 2017. The dividend accrues to the holders of the American Depository Receipts (ADRs) listed on the New York Stock Exchange and to the company's shareholders on Oslo Stock Exchange (Oslo Børs) as of 15 May 2018, and as registered in Statoil’s shareholder register with the Norwegian Central Securities Depository (VPS) as of expiry of 18 May 2018 (Record date). Record date for ADR holders is 17 May 2018.

As of 16 May 2018, ADRs listed on the New York Stock Exchange and shares listed on Oslo Børs will be traded ex-dividend.

The expected dividend payment date for Statoil's shares on Oslo Børs is on or around 30 May 2018. The expected payment date for dividends under the ADR program on NewYork Stock Exchange is on or around 31 May 2018. The AGM authorised the board of directors to resolve quarterly dividend payments until the next ordinary annual general meeting, but not beyond 30 June 2019.

The AGM approved the board of directors’ proposal to change the company name to Equinor ASA. The Articles of Association is amended to “Equinor ASA” as the company name.

A proposal from a shareholder had been submitted in advance, suggesting that the board should present a strategy for business transformation from producing energy from fossil sources to renewable energy to ensure the company’s long-term sustainability, and shareholder value. This proposal was not adopted.

Furthermore, a shareholder had proposed that Statoil ASA refrains from drilling exploration wells in PL859 (Korpfjell) and PL857 (Gjøkåsen), whilst the question of whether the licenses granted in the 23rd licensing round are illegal, is still pending in the court. The shareholder’s proposal was not adopted.

The following persons were elected as shareholder-elected members of the corporate assembly in Statoil ASA effective as from 16 May 2018 and until the annual general meeting in 2020:

Tone Lunde Bakker (nominated as chair for the corporate assembly’s election) (existing chair), Nils Bastiansen (nominated as deputy chair for the corporate assembly’s election) (existing deputy chair), Greger Mannsverk (existing member), Ingvald Strømmen (existing member), Rune Bjerke (existing member), Siri Kalvig (existing member), Terje Venold (existing member), Kjersti Kleven (existing member), Birgitte Ringstad Vartdal (existing member), Jarle Roth (existing member), Finn Kinserdal (new member) and Kari Skeidsvoll Moe (new member, former 4. deputy member).

The following persons were elected as shareholder-elected deputy members of the corporate assembly in Statoil ASA as from 16 May 2018 and until the annual general meeting in 2020:

Kjerstin Fyllingen,( 1. deputy member, existing member), Nina Kivijervi Jonassen (2. deputy member existing member), Marit Hansen (3. deputy member, new member) and Martin Wien Fjell (4. deputy member, new member).

The following persons were elected as members of Statoil ASA’s nomination committee effective as from 16 May 2018 and until the annual general meeting in 2020:

Tone Lunde Bakker, chair (existing chair), Elisabeth Berge (existing member), Jarle Roth (existing member), Berit L. Henriksen (new member) and Bjørn Ståle Haavik (personal deputy member for Elisabeth Berge) (existing deputy member).

The AGM endorsed the board’s report for 2017 on Corporate Governance. Furthermore, the AGM endorsed the board's declaration on stipulation of salary and other remuneration for executive management, and approved the part of the proposal related to remuneration linked to the development of the company’s share price. Remuneration to the company's external auditor was also approved.

The AGM authorised the board to acquire shares in Statoil ASA in the market in order to continue the share saving plan for employees. The general meeting also authorised the board to acquire shares in Statoil ASA in the market for subsequent annulment.

The AGM approved that adjustments in the Marketing Instruction for Statoil ASA, adopted by the annual general meeting on 25 May 2001, be made to the provisions concerning applicable pricing and allocation principles for crude oil, so that Statoil has the necessary incentives to maximize the total value of the State’s and Statoil’s petroleum and ensure fair distribution at any time. The adjustments are made by the Norwegian state represented by the Ministry of Petroleum and Energy.

Please find enclosed the complete minutes of the AGM.

MINUTES OF THE ANNUAL GENERAL MEETING OF STATOIL ASA 15 MAY 2018

The annual general meeting of Statoil ASA was held on 15 May 2018 at Statoil Business Center, Forusbeen 50, 4035 Stavanger, Norway.

The chair of the board, the chair of the corporate assembly, the president and CEO, general counsel and the company’s auditor were in attendance. Company secretary Gemetchu Hika recorded the minutes of the meeting.

The agenda was as follows:

1.	Opening of the annual general meeting by the chair of the corporate assembly Tone Lunde Bakker, chair of the corporate assembly, opened the meeting.
2.

Registration of attending shareholders and proxies
A list of shareholders represented at the annual general meeting, either by advance voting, in person or by proxy, is attached in Appendix 1 to these minutes.

3.	Election of the chair of the meeting The general meeting agreed on the following resolution: “Tone Lunde Bakker, chair of the corporate assembly, is elected chair of the meeting.”
4.	Approval of the notice and the agenda The general meeting agreed on the following resolution: “The notice and proposed agenda are approved.”
5.

Election of two persons to co-sign the minutes together with the chair of the meeting
The general meeting adopted the following resolution:

“Johan A. Alstad and Agnes Kaltvedt are elected to co-sign the minutes together with the chair of the meeting.”

6.

Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2017, including the board of directors’ proposal for distribution of fourth quarter  2017 dividend
The chair of the meeting informed the general meeting that the annual report and accounts, the auditor’s report and the recommendation from the corporate assembly have been made available on the company’s webpage. Recitation was therefore not necessary.

In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The annual accounts and the annual report for 2017 for Statoil ASA and the Statoil group are approved. A fourth quarter 2017 dividend of USD 0.23 per share is distributed.”

7.	Authorisation to distribute dividend based on approved annual accounts for 2017
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting of Statoil ASA hereby authorises the board of directors to resolve the payments of dividend based on the company’s approved annual accounts for 2017, cf. the Norwegian Public Limited Liability Companies Act section 8-2, second paragraph.

The board of directors shall, when using the authorisation, make its decision in accordance with the company’s approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity.

The authorisation shall be valid until the next annual general meeting, but not beyond 30 June 2019.”

8.

Proposal from the board of directors to change the company name to Equinor ASA
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The Articles of Association is amended to “Equinor ASA” as the company name.

The Articles of Association § 1 will subsequently read as follows:

‘The company’s name is Equinor ASA. The company is a public limited company.

The object of Equinor ASA is to engage in exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy, as well as other business. The activities may also be carried out through participation in or cooperation with other companies.’”

9.

Proposal from shareholder regarding business transformation from producing energy from fossil sources to renewable energy
A shareholder had proposed that the board presents a strategy for business transformation from producing energy from fossil sources to renewable energy.

The shareholder’s proposal was not adopted.

10

Proposal from shareholder to abstain from exploration drilling in the Barents Sea
A shareholder had proposed that Statoil refrains from drilling exploration wells in PL859 (Korpfjell) and PL857 (Gjøkåsen) whilst the question of whether the licenses granted in the 23rd licensing round are illegal and violate the Norwegian Constitution is still pending in the court system.

The shareholder’s proposal was not adopted.

11.	The board of directors’ report on Corporate Governance
The board’s report on Corporate Governance was presented. The report is included in the annual report.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting endorses the board of directors’ report on Corporate Governance.”

12.

The board of directors’ declaration on stipulation of salary and other remuneration for executive management
Jon Erik Reinhardsen, chair of the board of directors, presented the board’s statement relating to executive management remuneration.

12.1	Advisory vote related to the board of directors’ declaration on stipulation of salary and other remuneration for executive management
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting endorses the board of directors’ declaration on stipulation of salary and other remuneration for executive management.”

12.2	Approval of the board of directors’ proposal related to remuneration linked to the development of the company’s share price
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting approves the board of directors’ proposal related to remuneration linked to the development of the company’s share price as described in  the declaration on stipulation of salary and other remuneration for executive management.”

13.	Approval of remuneration for the company’s external auditor for 2017
The general meeting adopted the following resolution:

“Remuneration to the auditor for 2017 of NOK 7,287,519for Statoil ASA is approved.”

14.	Election of members to the corporate assembly
In accordance with the proposal form the nomination committee, the general meeting adopted the following resolution:

“The following persons are elected as members of Statoil ASA’s corporate assembly effective as of 16 May 2018 until the annual general meeting in 2020:

  Tone Lunde Bakker (nominated as chair for the corporate assembly’s election) (existing chair)
  Nils Bastiansen (nominated as deputy chair for the corporate assembly’s election) (existing member)
  Greger Mannsverk (existing member)
  Ingvald Strømmen (existing member)
  Rune Bjerke (existing member)
  Siri Kalvig (existing member)
  Terje Venold (existing member)
  Kjersti Kleven (existing member)
  Birgitte Ringstad Vartdal (existing member)
  Jarle Roth (existing member)
  Finn Kinserdal (new member)
  Kari Skeidsvoll Moe (new member, former 4. deputy member)

The following persons are elected as deputy members of Statoil ASA’s corporate assembly effective as of 16 May 2018 until the annual general meeting in 2020:

1. deputy member: Kjerstin Fyllingen (existing member)
2. deputy member: Nina Kivijervi Jonassen (existing member)
3. deputy member: Marit Hansen (new member)
4. deputy member: Martin Wien Fjell (new member)”

15.	Determination of remuneration for the corporate assembly
In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

“The remuneration to the corporate assembly is from 16 May 2018 as follows:

Chair                    NOK 125,500/annually

Deputy chair        NOK   66,200/annually

Members              NOK   46,500/annually

Deputy members  NOK   6,650/meeting”.

16.	Election of members to the nomination committee
A shareholder claimed that the gender composition was not compliant with the Gender Equality Act.

In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

“The following persons are elected as members of the nomination committee as of 16 May 2018 until the annual general meeting in 2020:

  Tone Lunde Bakker (existing chair)
  Elisabeth Berge (existing member)
  Jarle Roth (existing member)
  Berit L. Henriksen (new member)

Bjørn Ståle Haavik (existing deputy member) is elected as a personal deputy member for Elisabeth Berge, Ministry of Petroleum and Energy, effectiveas of 16 May 2018 until the annual general meeting in 2020.”

17.

Determination of remuneration to the nomination committee
In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

“The remuneration to the nomination committee is from 16 May 2018 as follows:

Chair                    NOK 112,500/annually

Members              NOK   9,250/meeting”.

18.

Authorisation to acquire Statoil ASA shares in the market to continue operation of the share savings plan for employees
In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The general meeting of Statoil ASA hereby authorises the board of directors to acquire Statoil shares in the market on behalf of the company. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 35,000,000. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group’s share saving plan, as approved by the board of directors.

The authorisation shall be valid until the next general meeting, but not beyond 30 June 2019. This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 11 May 2017.”

19.	Authorisation to acquire Statoil ASA shares in the market for subsequent annulment
In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The general meeting of Statoil ASA hereby authorises the board of directors to acquire in the market on behalf of the company, Statoil shares with a face value of up to NOK 187,500,000. The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 500, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction on the company’s share capital, pursuant to the Norwegian Public Limited Liability Companies Act section 12-1.

The authorisation shall be valid until the next annual general meeting, but not beyond 30 June 2019.”

20.	Marketing instructions for Statoil ASA – adjustments
In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The general meeting approves that adjustments in the Marketing Instruction for Statoil ASA, adopted by the annual general meeting on 25 May 2001, be made to the provisions concerning applicable pricing and allocation principles for crude oil, so that Statoil has the necessary incentives to maximize the total value of the State’s and Statoil’s petroleum and ensure fair distribution at any time. The adjustments are made by the Norwegian state represented by the Ministry of Petroleum and Energy.”

***** There were no further matters for discussion and the annual general meeting was closed. Stavanger, 15 May 2018

_________[Signed]___________	_________[Signed]___________	_________[Signed]___________
Tone Lunde Bakker	Johan A. Alstad	Agnes Kaltvedt

Appendix 1: Overview of shares represented at the ordinary general meeting, either by advance voting, in person or by proxy.

Appendix 2: The voting results for the individual issues.

Number of persons with voting rights represented/attended: 119

	Number of shares	% sc
Total shares	3,338,661,219
- own shares of the company	8,691,855
Total shares with voting rights	3,329,969,364
Represented by own shares	2,362,729,806	70.95%
Represented by advance vote	1,756,136	0.05%
Sum own shares	2,364,485,942	71.01%
Represented by proxy	3,939,383	0.12%
Represented by voting instruction	152,306,868	4.57%
Sum proxy shares	156,246,251	4.69%
Total represented with voting rights	2,520,732,193	75.70%
Total represented by share capital	2,520,732,193	75.50%

Registrar for the company:
DNB Bank ASA

_______________________________
Signature company:
STATOIL ASA

_______________________________

Protocol for general meeting STATOIL ASA

Shares class	FOR	Against	Poll in	Abstain	Poll not registered	Represented shares with voting rights
Agenda item 3 Election of chair for the meeting
Ordinary	2,519,991,570	44,753	2,520,036,323	697,065	0	2,520,733,388
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.97%	0.00%	99.97%	0.03%	0.00%
total sc in %	75.48%	0.00%	75.48%	0.02%	0.00%
Total	2,519,991,570	44,753	2,520,036,323	697,065	0	2,520,733,388

Agenda item 4 Approval of the notice and the agenda
Ordinary	2,520,044,449	46,227	2,520,090,676	642,712	0	2,520,733,388
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.97%	0.00%	99.98%	0.03%	0.00%
total sc in %	75.48%	0.00%	75.48%	0.02%	0.00%
Total	2,520,044,449	46,227	2,520,090,676	642,712	0	2,520,733,388

Agenda item 5 Election of two persons to co-sign the minutes together with the chair of the meeting
Ordinary	2,519,974,785	43,056	2,520,017,841	715,547	0	2,520,733,388
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.97%	0.00%	99.97%	0.03%	0.00%
total sc in %	75.48%	0.00%	75.48%	0.02%	0.00%
Total	2,519,974,785	43,056	2,520,017,841	715,547	0	2,520,733,388

Agenda item 6 Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2017, including the BOD proposal for dividend
Ordinary	2,519,668,797	483,877	2,520,152,674	580,714	0	2,520,733,388
votes %	99.98%	0.02%		0.00%
representation of sc in %	99.96%	0.02%	99.98%	0.02%	0.00%
total sc in %	75.47%	0.01%	75.48%	0.02%	0.00%
Total	2,519,668,797	483,877	2,520,152,674	580,714	0	2,520,733,388

Agenda item 7 Authorisation to distribute dividend based on approved annual accounts for 2017
Ordinary	2,519,961,628	329,949	2,520,291,577	441,811	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.97%	0.01%	99.98%	0.02%	0.00%
total sc in %	75.48%	0.01%	75.49%	0.01%	0.00%
Total	2,519,961,628	329,949	2,520,291,577	441,811	0	2,520,733,388

Agenda item 8 Proposal from the board of directors to change the company name to Equinor ASA
Ordinary	2,518,502,956	2,028,681	2,520,531,637	153,893	47,858	2,520,733,388
votes cast in %	99.92%	0.08%		0.00%
representation of sc in %	99.91%	0.08%	99.99%	0.01%	0.00%
total sc in %	75.44%	0.06%	75.50%	0.01%	0.00%
Total	2,518,502,956	2,028,681	2,520,531,637	153,893	47,858	2,520,733,388

Agenda item 9 Proposal from shareholder regarding business transformation from producing energy from fossil sources to renewable energy
Ordinary	8,528,920	2,492,666,654	2,501,195,574	19,478,832	58,982	2,520,733,388
votes cast in %	0.34%	99.66%		0.00%
representation of sc in %	0.34%	98.89%	99.23%	0.77%	0.00%
total sc in %	0.26%	74.66%	74.92%	0.58%	0.00%
Total	8,528,920	2,492,666,654	2,501,195,574	19,478,832	58,982	2,520,733,388

Agenda item 10 Proposal from shareholder to abstain from exploration drilling in the Barents Sea
Ordinary	8,607,715	2,492,700,822	2,501,308,537	19,365,869	58,982	2,520,733,388
votes cast in %	0.34%	99.66%		0.00%
representation of sc in %	0.34%	98.89%	99.23%	0.77%	0.00%
total sc in %	0.26%	74.66%	74.92%	0.58%	0.00%
Total	8,607,715	2,492,700,822	2,501,308,537	19,365,869	58,982	2,520,733,388

Agenda item 11 The board of directors' report on Corporate Governance
Ordinary	2,519,094,406	729,841	2,519,824,247	909,141	0	2,520,733,388
votes cast in %	99.97%	0.03%		0.00%
representation of sc in %	99.94%	0.03%	99.96%	0.04%	0.00%
total sc in %	75.45%	0.02%	75.47%	0.03%	0.00%
Total	2,519,094,406	729,841	2,519,824,247	909,141	0	2,520,733,388

Agenda item 12.1 Advisory vote related to the board of directors' declaration on stipulation of salary and other remuneration for executive management
Ordinary	2,508,124,635	9,516,590	2,517,641,225	3,092,163	0	2,520,733,388
votes cast in %	99.62%	0.38%		0.00%
representation of sc in %	99.50%	0.38%	99.88%	0.12%	0.00%
total sc in %	75.12%	0.29%	75.41%	0.09%	0.00%
Total	2,508,124,635	9,516,590	2,517,641,225	3,092,163	0	2,520,733,388

Agenda item 12.2 Approval of the board of directors' proposal related to remuneration linked to the development of the company's share price
Ordinary	2,510,582,944	9,356,253	2,519,939,197	794,191	0	2,520,733,388
votes %	99.63%	0.37%		0.00%
representation of sc in %	99.60%	0.37%	99.97%	0.03%	0.00%
total sc in %	75.20%	0.28%	75.48%	0.02%	0.00%
Total	2,510,582,944	9,356,253	2,519,939,197	794,191	0	2,520,733,388

Agenda item 13 Approval of remuneration for the company's external auditor for 2017
Ordinary	2,519,575,143	285,503	2,519,860,646	872,742	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.95%	0.01%	99.97%	0.04%	0.00%
total sc in %	75.47%	0.01%	75.48%	0.03%	0.00%
Total	2,519,575,143	285,503	2,519,860,646	872,742	0	2,520,733,388

Agenda item 14 Election of members to the corporate assembly
Ordinary	2,475,008,390	44,937,358	2,519,945,748	787,640	0	2,520,733,388
votes cast in %	98.22%	1.78%		0.00%
representation of sc in %	98.19%	1.78%	99.97%	0.03%	0.00%
total sc in %	74.13%	1.35%	75.48%	0.02%	0.00%
Total	2,475,008,390	44,937,358	2,519,945,748	787,640	0	2,520,733,388

Agenda item 14.1 Tone Lunde Bakker (nominated as chair for the corporate assembly's election) (existing chair)
Ordinary	2,519,758,046	159,037	2,519,917,083	816,305	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.01%	75.48%	0.02%	0.00%
Total	2,519,758,046	159,037	2,519,917,083	816,305	0	2,520,733,388

Agenda item 14.2 Nils Bastiansen (nominated as deputy chair for the corporate assembly's election) (existing member)
Ordinary	2,519,748,546	155,812	2,519,904,358	829,030	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.01%	75.48%	0.03%	0.00%
Total	2,519,748,546	155,812	2,519,904,358	829,030	0	2,520,733,388

Agenda item 14.3 Greger Mannsverk (existing member)
Ordinary	2,519,746,679	157,680	2,519,904,359	829,029	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.01%	75.48%	0.03%	0.00%
Total	2,519,746,679	157,680	2,519,904,359	829,029	0	2,520,733,388

Agenda item 14.4 Ingvald Strømmen (existing member)
Ordinary	2,519,740,420	167,551	2,519,907,971	825,417	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.01%	75.48%	0.03%	0.00%
Total	2,519,740,420	167,551	2,519,907,971	825,417	0	2,520,733,388

Agenda item 14.5 Rune Bjerke (existing member)
Ordinary	2,519,669,631	254,127	2,519,923,758	809,630	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.01%	75.48%	0.02%	0.00%
Total	2,519,669,631	254,127	2,519,923,758	809,630	0	2,520,733,388

Agenda item 14.6 Siri Kalvig (existing member)
Ordinary	2,519,751,341	178,399	2,519,929,740	803,648	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.01%	75.48%	0.02%	0.00%
Total	2,519,751,341	178,399	2,519,929,740	803,648	0	2,520,733,388

Agenda item 14.7 Terje Venold (existing member)
Ordinary	2,519,737,099	166,745	2,519,903,844	829,544	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.01%	75.48%	0.03%	0.00%
Total	2,519,737,099	166,745	2,519,903,844	829,544	0	2,520,733,388

Agenda item 14.8 Kjersti Kleven (existing member)
Ordinary	2,519,764,761	146,909	2,519,911,670	821,718	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.00%	75.48%	0.03%	0.00%
Total	2,519,764,761	146,909	2,519,911,670	821,718	0	2,520,733,388

Agenda item 14.9 Birgitte Ringstad Vartdal (existing member)
Ordinary	2,519,756,226	155,008	2,519,911,234	822,154	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.01%	75.48%	0.03%	0.00%
Total	2,519,756,226	155,008	2,519,911,234	822,154	0	2,520,733,388

Agenda item 14.10 Jarle Roth (existing member)
Ordinary	2,519,747,536	157,188	2,519,904,724	828,664	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.01%	75.48%	0.03%	0.00%
Total	2,519,747,536	157,188	2,519,904,724	828,664	0	2,520,733,388

Agenda item 14.11 Finn Kinserdal (new member)
Ordinary	2,519,759,141	145,891	2,519,905,032	828,356	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.00%	75.48%	0.03%	0.00%
Total	2,519,759,141	145,891	2,519,905,032	828,356	0	2,520,733,388

Agenda item 14.12 Kari Skeidsvoll Moe (new member, former 4. deputy member)
Ordinary	2,519,773,564	138,268	2,519,911,832	821,556	0	2,520,733,388
votes cast in %	100.00%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.00%	75.48%	0.03%	0.00%
Total	2,519,773,564	138,268	2,519,911,832	821,556	0	2,520,733,388

Agenda item 14.13 1. deputy member: Kjerstin Fyllingen (existing member)
Ordinary	2,519,754,538	156,135	2,519,910,673	822,715	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.01%	75.48%	0.03%	0.00%
Total	2,519,754,538	156,135	2,519,910,673	822,715	0	2,520,733,388

Agenda item Agenda item 14.14 2. deputy member: Nina Kivijervi Jonassen (existing member)
Ordinary	2,519,763,105	148,154	2,519,911,259	822,129	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.00%	75.48%	0.03%	0.00%
Total	2,519,763,105	148,154	2,519,911,259	822,129	0	2,520,733,388

Agenda item 14.15 3. deputy member: Marit Hansen (new member)
Ordinary	2,519,771,531	140,463	2,519,911,994	821,394	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.00%	75.48%	0.03%	0.00%
Total	2,519,771,531	140,463	2,519,911,994	821,394	0	2,520,733,388

Agenda item 14.16 4. deputy member: Martin Wien Fjell (new member)
Ordinary	2,519,772,001	133,131	2,519,905,132	828,256	0	2,520,733,388
votes cast in %	100.00%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.00%	75.48%	0.03%	0.00%
Total	2,519,772,001	133,131	2,519,905,132	828,256	0	2,520,733,388

Agenda item 15 Determination of remuneration for the corporate assembly members
Ordinary	2,519,625,477	238,868	2,519,864,345	869,043	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.01%	75.48%	0.03%	0.00%
Total	2,519,625,477	238,868	2,519,864,345	869,043	0	2,520,733,388

Agenda item 16 Election of members to the nomination committee
Ordinary	2,475,024,827	44,856,486	2,519,881,313	852,075	0	2,520,733,388
votes cast in %	98.22%	1.78%		0.00%
representation of sc in %	98.19%	1.78%	99.97%	0.03%	0.00%
total sc in %	74.13%	1.34%	75.48%	0.03%	0.00%
Total	2,475,024,827	44,856,486	2,519,881,313	852,075	0	2,520,733,388

Agenda item 16.1 Tone Lunde Bakker (existing chair)
Ordinary	2,519,683,002	191,415	2,519,874,417	858,971	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.01%	75.48%	0.03%	0.00%
Total	2,519,683,002	191,415	2,519,874,417	858,971	0	2,520,733,388

Agenda item 16.2 Elisabeth Berge with personal deputy member Bjørn Ståle Haavik (existing member)
Ordinary	2,519,689,403	183,714	2,519,873,117	860,271	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.01%	75.48%	0.03%	0.00%
Total	2,519,689,403	183,714	2,519,873,117	860,271	0	2,520,733,388

Agenda item 16.3 Jarle Roth (existing member)
Ordinary	2,519,666,640	198,031	2,519,864,671	868,717	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.01%	75.48%	0.03%	0.00%
Total	2,519,666,640	198,031	2,519,864,671	868,717	0	2,520,733,388

Agenda item 16.4 Berit L. Henriksen (new member)
Ordinary	2,519,711,803	159,293	2,519,871,096	862,292	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.01%	75.48%	0.03%	0.00%
Total	2,519,711,803	159,293	2,519,871,096	862,292	0	2,520,733,388

Agenda item 17 Determination of remuneration for the nomination committee members
Ordinary	2,519,708,740	187,565	2,519,896,305	837,083	0	2,520,733,388
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.47%	0.01%	75.48%	0.03%	0.00%
Total	2,519,708,740	187,565	2,519,896,305	837,083	0	2,520,733,388

Agenda item 18 Authorisation to acquire Statoil ASA shares in the market to continue operation of the share savings plan for employees
Ordinary	2,452,256,881	68,055,578	2,520,312,459	420,929	0	2,520,733,388
votes cast in %	97.30%	2.70%		0.00%
representation of sc in %	97.28%	2.70%	99.98%	0.02%	0.00%
total sc in %	73.45%	2.04%	75.49%	0.01%	0.00%
Total	2,452,256,881	68,055,578	2,520,312,459	420,929	0	2,520,733,388

Agenda item 19 Authorisation to acquire Statoil ASA shares in the market for subsequent annulment
Ordinary	2,517,533,586	2,321,288	2,519,854,874	878,514	0	2,520,733,388
votes cast in %	99.91%	0.09%		0.00%
representation of sc in %	99.87%	0.09%	99.97%	0.04%	0.00%
total sc in %	75.41%	0.07%	75.48%	0.03%	0.00%
Total	2,517,533,586	2,321,288	2,519,854,874	878,514	0	2,520,733,388

Agenda item 20 Marketing Instruction for Statoil ASA – adjustments
Ordinary	2,509,567,841	10,259,587	2,519,827,428	905,960	0	2,520,733,388
votes cast in %	99.59%	0.41%		0.00%
representation of sc in %	99.56%	0.41%	99.96%	0.04%	0.00%
total sc in %	75.17%	0.31%	75.47%	0.03%	0.00%
Total	2,509,567,841	10,259,587	2,519,827,428	905,960	0	2,520,733,388

Registrar for the company:
DNB Bank ASA

[Signed]___________________________
Signature company:
STATOIL ASA

[Signed]________________________

Share information

Name	Total number of shares	Nominal value	Share capital	Voting rights
Ordinary	3,338,661,219	2.50	8,346,653,047.50	Yes
Sum:

§ 5-17 Generally majority requirement requires majority of the given votes
§ 5-18 Amendment to resolution Requires two-thirds majority of the given votes like the issued share capital represented/attended on the general meeting

Contact persons:

Investor relations
Peter Hutton, senior vice president for investor relations,
Tel: +44 7881 918 792

Helge Hove Haldorsen, vice president for investor relations USA,
Tel: + 1 281 224 0140

Press
Bård Glad Pedersen, vice president for media relations,
Tel: +47 91 80 17 91

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 15, 2018	By:	___/s/ Hans Jakob Hegge Name: Hans Jakob Hegge Title: Chief Financial Officer